SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Acordia, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   004929 10 5
                                 (CUSIP Number)

                               Michael C. Koetters
                        Anthem Insurance Companies, Inc.
                               120 Monument Circle
                           Indianapolis, IN 46204-4903
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP NO.   004929 10 5


(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Reporting Person

            Anthem Insurance Companies, Inc.
            35-0781558

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) _____
      (b) _____

(3)   SEC Use Only _____________________________________________________________

(4)   Source of Funds (See Instructions)        WC (SEE ITEM 3)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) _____


(6)   Citizenship or Place of Organization   INDIANA

Number of             (7)     Sole Voting Power         8,687,068
Shares Beneficially   (8)     Shared Voting Power             -0-
Owned by Each         (9)     Sole Dispositive Power    8,687,068
Reporting Person     (10)     Shared Dispositive Power        -0-
With

(11)  Aggregate Amount Beneficially Owned by each Reporting Person   8,687,068


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

(13)  Percent of Class Represented by Amount in Row (11)       66.8%


(14)  Type of Reporting Person (See Instructions)        IC



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



ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share ("Common Stock"), of Acordia, Inc. ("Acordia"), a Delaware corporation, whose principal executive offices are located at 120 Monument Circle, Indianapolis, Indiana 46204-4903.

      The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,009,390 shares of Common Stock outstanding on November 30, 1996.

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is being filed by Anthem Insurance Companies, Inc., an Indiana corporation ("Anthem"), whose address is 120 Monument Circle, Indianapolis, Indiana 46204-4903.

      Anthem is an Indianapolis-based mutual insurance company and leading provider of health insurance and managed health care services in the midwest states of Indiana, Kentucky and Ohio. Acordia is a majority-owned subsidiary of Anthem engaged in insurance brokerage operations. The balance of the ownership of Acordia is publicly held.

      Neither Anthem nor, to its knowledge, any executive officer, director or controlling person of Anthem has, during the last 5 years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

      Neither Anthem nor, to its knowledge, any executive officer, director or controlling person of Anthem has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Prior to the initial public offering of the Common Stock of Acordia, Acordia was a wholly-owned subsidiary of Anthem. In October 1992, Acordia consummated an initial public offering of its Common Stock. Immediately after such offering, Anthem owned 63.3% of the outstanding shares of Acordia Common Stock. At that time, Anthem filed a Schedule 13G reporting its beneficial ownership of Acordia Common Stock. Pursuant to a publicly announced stock repurchase program undertaken by Anthem in compliance with the requirements of Rule 10(b)-18, Anthem has made periodic acquisitions of Acordia's Common Stock. Such acquisitions have now exceeded two percent (2%) of such class. The Common Shares of Acordia purchased by Anthem were purchased by a broker on behalf of Anthem using the working capital of Anthem. Anthem has suspended the purchase of Acordia stock under this program while it completes the review and analysis described at Item 4. In addition, the percentage of shares of Acordia Common Stock owned by Anthem increased in November, 1996, as a result of a significant repurchase by Acordia of its Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby amended as follows: Anthem has informed Acordia's Board of Directors that it is undertaking a strategic review, which includes an analysis of its business relationship with and its investment in Acordia.

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


      Anthem has retained Credit Suisse First Boston to assist it in this analysis. No decision has as yet been made by Anthem as to what, if any, changes should be made with respect to its business relationship with and investment in Acordia. As part of this process, Anthem has asked Credit Suisse First Boston to explore the possible sale of Acordia's property and casualty brokerage business and the possible reorganization of Acordia's health business. Further information is incorporated by reference to the press release of Acordia, Inc. dated February 6, 1997 attached hereto as
      Exhibit 99.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). The beneficial ownership of Anthem is set forth below. Anthem has sole voting and dispositive power with respect to all of the shares indicated below.

                                     NUMBER           PERCENT
                                    OF SHARES         OF CLASS
                                   -----------       ----------

          Anthem                    8,687,068          66.8%


     (c) During October 1996, Anthem disposed of 3,200 Common Shares of Acordia pursuant to an award of restricted stock under the Associated Acordia Stock Plan.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

      Exhibit 99      Press Release of Acordia, Inc. dated February 6, 1997.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           /s/ PATRICK M. SHERIDAN
                           _________________________________________
                               Patrick M. Sheridan, Executive Vice President and Chief Financial Officer


                               Dated: February 6, 1997



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